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                                      PITNEY HARDIN LLP

                                          (MAIL TO)
                                        P.O. BOX 1945
                              MORRISTOWN, NEW JERSEY 07962-1945

                                          --------

                                        (DELIVERY TO)                   NEW YORK, NEW YORK
    MICHAEL W. ZELENTY                                                    (212) 297-5800
                                      200 CAMPUS DRIVE               FACSIMILE (212) 916-2940
          -----
                             FLORHAM PARK, NEW JERSEY 07932-0950
    DIRECT DIAL NUMBER                                                   BRUSSELS, BELGIUM
       973-966-8125                    (973) 966-6300                     32-02-514-54-19
                                                                     FACSIMILE 32-02-514-16-59
          E-MAIL                  FACSIMILE (973) 966-1015
MZELENTY@PITNEYHARDIN.COM

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                                                               November 10, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:   Community Partners Bancorp
                  Registration Statement on Form S-4
                  --------------------------------------

      Attached for filing via EDGAR on behalf of Community Partners Bancorp (the "Issuer") is the Issuer's registration statement on Form S-4 relating to an aggregate of 7,480,648 shares of common stock of the Issuer to be issued by the Issuer in connection with the Agreement and Plan of Acquisition, dated as of August 16, 2005 (the "Agreement"), by and among the Issuer, Two River Community Bank ("Two River") and The Town Bank ("Town Bank").

      The Boards of Directors of Two River and Town Bank have agreed, subject to regulatory and shareholder approval, that the two banks should combine under a newly formed holding company. The Issuer is a New Jersey corporation newly formed to serve as that holding company. The Agreement contemplates an "acquisition" under Section 17:9A-355 et seq. of the New Jersey Banking Act of 1948, as amended, in which the Issuer will be the "acquiring corporation" and each of Two River and Town Bank will be a "participating bank." At the effective time of the acquisition, the Issuer will acquire all of the shares of capital stock of each bank in exchange for shares of Issuer common stock, and each bank will become a wholly-owned subsidiary of the Issuer.

      If you have any questions relating to this registration statement, please do not hesitate to either contact me by telephone at (973) 966-8125 or by facsimile at (973) 966-1015.


                                                        Very truly yours,

                                                        /s/ MICHAEL W. ZELENTY

                                                        MICHAEL W. ZELENTY

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